November 8, 2006


By facsimile to (561) 237-0803 and U.S. Mail

Mr. Joseph Visconti
Chairman, President, and Chief Executive Officer
ValueRich, Inc.
1804 North Dixie Highway, Suite A
West Palm Beach, FL 33407

Re:	ValueRich, Inc.
	Pre-effective Amendment 2 to Registration Statement on Form
SB-2
	Filed October 20, 2006
File No. 333-135511


Dear Mr. Visconti:

	We reviewed the filing and have the comments below.

General

1. Please disclose in the prospectus the information that you gave us in response to prior comment 2.

2. Please note that the Division of Market Regulation is still reviewing your response to prior comment 3 and may have further comments.

Registration Statement`s Facing Page

3. Disclosure of $3.85 in the fee table`s proposed maximum
offering
price per security column for the 2.3 million shares being
registered
for the initial public offering or IPO is inconsistent with disclosures of $3.50 for the 2.3 million shares being registered for the IPO in the table`s price to public column on the prospectus` outside front cover page, the dilution and underwriting sections, and exhibit 1.01. Further, disclosure of $3.85 in the fee table`s proposed maximum offering price per security column for the 200,000 shares underlying the underwriter`s warrant being registered is inconsistent with disclosures on the prospectus` outside front cover page and in the underwriting section and exhibit 1.01 that the underwriter`s warrant is exercisable at 200% of the IPO price. Please reconcile the disclosures in the fee table to the disclosures elsewhere in the registration statement.

Summary
The Offering - Risk Factors, page 4

4. Please correct the losses you incurred during the past two fiscal years as reflected in your bulleted list of risk factors.

Risk Factors, page 6

5. Provide a risk factor disclosing the default of your convertible and shareholder notes.

6. The revised disclosure in the thirtieth risk factor is response to prior comment 17 does not address adequately the risks resulting from the change in ValueRich`s business expo model. As noted previously, disclosure in MD&A on page 15 states that the 57% decrease in revenue for the six months ended June 30, 2006 is due principally to a change in ValueRich`s business expo model. Also, as noted previously, disclosure in the financial statements` note 2 on page F-17 states that management`s initiative to reduce the size of expos after the spring 2005 event also had an impact on ValueRich`s magazine publication model because exhibiting companies and industry professionals that attend the expos are the largest source of magazine advertisement revenues. Thus, we reissue the comment for ValueRich to include in a discrete risk factor a discussion of the risks resulting from the change in its business expo model.

Use of Proceeds, page 14

7. Refer to prior comment 14. Disclosure in the first sentence that net proceeds are estimated to be $6.2 million is inconsistent with the tabular data showing estimated net proceeds of $6.3 million. Similarly, disclosure in the liquidity and capital resources subsection on page 16 that ValueRich plans to raise $6.3 in the offering is inconsistent with disclosure here that net proceeds are estimated to be $6.2 million. Please reconcile the disclosures of net proceeds throughout the registration statement to ensure that they are consistent.

Management`s Discussion and Analysis or Plan of Operations, page
14

8. Refer to prior comment 17. Disclosure in this section`s third paragraph that ValueRich will use "large-scale" financial events to accomplish its corporate mission appears inconsistent with disclosures on page 15 that ValueRich changed its business expo model because management realized after the 2005 expo that its exhibiting companies would receive greater value and self-promoting effectiveness if future events were "much smaller." Please reconcile the disclosures.

Our Business, page 17

9. Disclosure that ValueRich`s business is "not subject to any existing or probable government regulations or approvals" appears inconsistent with disclosures elsewhere, including the first risk factor. Please reconcile the disclosures.

Shares Eligible for Future Sale, page 28

10. Disclosures in this section`s last paragraph and in exhibit
4.06
that the lock-up expires in all cases on the first day of the third year after the date of this prospectus are inconsistent with disclosure in section 4(c)(v) of exhibit 1.01 that the lock-up expires in all cases on the first day of the fifth year after the date of this prospectus. Please reconcile the disclosures.

Financial Statements
Consolidated Balance Sheets, page F-4

11. Please correct total assets at June 30, 2006 as reflected in your consolidated balance sheet.

Consolidated Statements of Operations, page F-5

12. We note your reclassification of "stock issuance expense" into net operating loss. Please revise your financial statements to include or identify these items with the operating expenses to which they relate rather than presenting them based on the nature of consideration (i.e. stock).

Note 2 - Summary of Significant Accounting Policies, Earnings
(Loss)
Per Share, page F-8

13. We note your response to prior comment 31, however it does not appear to us that you have revised the disclosures in your footnote.
Please revise note 2 to properly calculate and present your loss per share calculations based on the weighted average number of shares outstanding for each period rather than the shares outstanding at the end of the period as required by SFAS 128.

Note 3 - Accounts Receivable, page F-11

14. Based on your response to prior comment 34, it appears to us that you should delete the reference to EITF 00-21.

Note 5 - Stock Transactions, page F-11

15. We note the analysis of your recent stock transactions.
Please
identify the related parties, if any.

Note 11 - Warrants, page F-15

16. Disclose the significant assumptions you used to value the warrants you granted during 2006.

Other Expenses of Issuances and Distribution, page II-1

17. Since this is a primary offering and not a secondary offering, please delete the reference to "the selling shareholders."

Undertakings, page II-4

18. Since this is an offering not being made in reliance on Rule
430A
or Rule 430B of Regulation C under the Securities Act, include the undertaking required by Item 512(g)(2) of Regulation S-B.

Signatures, page II-5

19. We note your revised disclosure in response to prior comment
42
by identifying the principal executive officer. However, please note that the comment and form require that the principal accounting officer sign. Please identify which signing officer is the principal accounting officer.

Exhibit 1.01

20. Refer to prior comment 45.  As drafted, revised section
7(c)(i)
of exhibit 1.01 is unclear that the market out provision would be exercised only upon the occurrence of a material, adverse event affecting the issuer that materially impairs the investment quality of the offered securities. See the Division of Market Regulation`s no-action letter to The First Boston Corporation, publicly available
September 3, 1985, and revise. For example, please note the following example of a standard termination provision: any change, or any development or event involving a prospective change, in the condition (financial or otherwise), business, properties or results of operations...which, individually or in the aggregate, in the judgment of...the Underwriters..., is material and adverse and makes it impractical or inadvisable to proceed with completion of the public offering.

Closing

	You may direct questions on accounting comments to Bret A. Johnson, Staff Accountant, at (202) 551-3753 or Anne M. McConnell, Senior Staff Accountant, at (202) 551-3709. You may direct questions on other comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551- 3728 or me at (202) 551-3767.

Very truly yours,




Jennifer R. Hardy
					    Legal Branch Chief

cc:	Hank Gracin, Esq.
	Lehman & Eilen LLP
	Mission Bay Plaza Office
	20283 State Road 7, Suite 300
	Boca Raton, FL 33498





Mr. Joseph Visconti
November 8, 2006
Page 5








UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE